Exhibit 99.1

AVG Announces Third Quarter 2015 Financial Results

Paid users surpass 20 million; Subscription-based revenue grows 28 percent over last year

AMSTERDAM – November 4, 2015 – AVG® Technologies N.V. (NYSE: AVG), the online security company™ for more than 200 million monthly active users, today reported results for the third quarter ended September 30, 2015.

Third quarter 2015 highlights

•	Revenue grew 17 percent over the same period last year, to $108.2 million; adjusting for foreign exchange movements, third quarter revenue would have grown 20 percent to more than $111 million.

•	Total paid users grew 43 percent over the same period last year to over 20 million, driven primarily by strength in the number of paid Mobile users, which surpassed 6 million during the third quarter.

•	Subscription-based revenue grew 28 percent over the same period last year and comprised 81 percent of total revenue.

•	Operating cash flow was $31.8 million, and, non-GAAP free cash flow exceeded $27 million during the third quarter, resulting in a cash conversion rate of 25 percent.

Third quarter 2015 financial results

Revenue for the third quarter of 2015 was $108.2 million, compared with $92.3 million in the third quarter of 2014, an increase of 17 percent compared to the prior year. Non-GAAP net income for the quarter, which includes $3.8 million in investments being made to enhance the Company’s internal financial controls and procedures, was $22.2 million, or $0.42 per diluted ordinary share. This compares with non-GAAP net income of $29.4 million, or $0.56 per diluted ordinary share for the same period of the prior year.(1)

Excluding the aforementioned investments, non-GAAP net income would have been $26 million, or $0.49 per diluted ordinary share. AVG has been implementing new and more robust internal controls that are commensurate with the scale and complexity of the business. The Company believes it is making significant progress towards strengthening its financial controls and believes that these costs will decrease substantially by the first quarter of 2016.

Operating cash flow was $31.8 million for the quarter, compared with $18.6 million for the third quarter last year. Non-GAAP free cash flow was $27.4 million for the quarter, compared with $16.4 million for the same period in the prior year.

GAAP net income for the third quarter was $7.9 million, or $0.14 per diluted ordinary share. This compares with net income of $18.2 million, or $0.35 per diluted ordinary share in the prior year’s third quarter. Operating income was $15.7 million, compared with $23.3 million for the third quarter of 2014.

“Revenue growth in the third quarter was driven by strength in our strategic areas of focus,” said Gary Kovacs, chief executive officer of AVG Technologies. “These results were achieved despite stiff foreign exchange headwinds, as well as a reduction in total platform revenues as we execute our controlled exit from the third-party search business. Our carrier-based distribution channels drove exponential annual mobile revenue growth as well as record SaaS revenue. Revenue from SMB grew 13 percent in the third quarter despite undergoing a significant restructuring of the business to improve our ability to capitalize on this large and growing opportunity. We ended the quarter with 17 million total users of Zen-enabled products, up 54 percent since the end of the second quarter.”

Kovacs continued, “Looking ahead, we will continue to invest in our key focus areas of mobile, SMB, and Zen, and optimize our traditional desktop business. In search, we are seeing market dynamics that have the potential to impact this business, creating uncertainty in our search revenue expectations over the next several quarters. We believe our success in diversifying revenue streams over the past year can mitigate some of this potential impact. We remain completely confident in our long-term growth strategy.

(1)	Non-GAAP results for the third quarter of 2015 exclude $4.1 million in share based compensation expense, $7.5 million in acquisition amortization and nil in charges associated with litigation settlements, $1.0 million in acquisition related charges, $0.9 million in charges related to the unwinding of discounts and changes in fair value and $1.2 million in charges associated with the rationalization of the Company’s global operations, offset against 0.8 million in net reversals of capitalized development charges, and adjusted for impact of normalized tax rate of 12.5% as described in the Reconciliation of GAAP measures to non-GAAP measures.

Financial Outlook

Based on information available as of November 4, 2015, AVG is narrowing its previous range for revenue expectations and its financial outlook for fiscal year 2015 as follows:

•	Revenue is expected to be in the range of $426 million to $430 million.

•	Non-GAAP adjusted net income is expected to be approximately $95 million, or roughly $1.80 per diluted ordinary share.

•	GAAP net income is expected to be approximately $42 million; or, roughly $0.75 per diluted ordinary share.

AVG’s expectation of non-GAAP adjusted net income for fiscal year 2015 excludes share-based compensation expense, acquisition amortization and certain other adjustments, and assumes a normalized tax rate of 12.5%. For the purpose of calculating GAAP net income per diluted ordinary share and non-GAAP net income per diluted ordinary share, the Company assumes approximately 53 million weighted-average diluted ordinary shares outstanding for the full year.

The financial information presented in this press release is not audited nor reviewed.

Conference Call Information

AVG will hold its quarterly conference call today at 4:30 p.m. ET/1:30 p.m. PT/ 10.30 PM CET to discuss its third quarter 2015 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or using the following phone numbers and conference ID: +1 646 254 3366 (USA); +1 514 841 2154 (Canada); +420 225 376 429 (CZ); +44 20 3427 1905 (UK); Conference ID: 1514257.

Live and replay versions of the webcast can be accessed via http://investors.avg.com.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures that are not calculated in accordance with U.S. GAAP. These non-GAAP measures provide additional information on the performance or liquidity of our business that we believe are useful for investors.

Adjusted net income, free cash flow and their related ratios are non-GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income and free cash flow, and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income and free cash flow are measures of financial performance and liquidity, respectively, and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company’s core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

•	they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of GAAP to non-GAAP financial measures”. All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, diluted EPS, non-GAAP adjusted net income and non-GAAP diluted EPS for the fiscal year ending December 31, 2015 and/or future periods, as well as those relating to the future prospects of AVG. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in our growth strategies; changes in our future prospects, business development, results of operations and financial condition; the anticipated costs and benefits of our Location Labs acquisition and other acquisitions; our ability to remediate the material weaknesses and other deficiencies identified in our internal controls or IT systems; our ability to comply with our credit agreements; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; changes in international or national tax regulations and related proposals; the assumptions underlying the calculation of our key metrics, including the number of our active users, revenue per average active user, subscription revenue per subscriber and platform-derived revenue per thousand searches; potential effects of changes in the applicable search guidelines of our search partners; the status of or changes to our relationships with our partners, including Yahoo!, Google and other third parties; changes in our and our partners’ responses to privacy concerns; our ability to successfully exit the third party search distribution business; our plans to launch new products and online services and monetize our full user base; the performance of our products, including AVG Zen; our ability to attract and retain active and subscription users; our ability to retain key personnel and attract new talent; our ability to adequately protect our intellectual property; our geographic expansion plans; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; our legal and regulatory compliance efforts, including with respect to PCI compliance; and worldwide economic conditions and their impact on demand for our products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company’s reports on Form 6-K and Form 20-F. The Company’s results of operations for the third quarter, ended September 30, 2015 are not necessarily indicative of the Company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company’s website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward looking statements in light of new information or future events.

About AVG

AVG is the online security company providing leading software and services to secure devices, data and people. AVG’s award-winning technology is delivered to over 200 million monthly active users worldwide. AVG’s Consumer portfolio includes internet security, performance optimization, and personal privacy and identity protection for mobile devices and desktops. The AVG Business portfolio - delivered by managed service providers, VARs and resellers - offers IT administration, control and reporting, integrated security, and mobile device management that simplify and protect businesses.

All trademarks are the property of their respective owners.

Investor relations contacts:
US: Bonnie Mc Bride	Europe: Camelia Isaic
Tel: + 1 415 806 0385	Tel: +420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com

Press information: http://now.avg.com

AVG Technologies N.V.

Unaudited condensed consolidated balance sheets

(in thousands of U.S. dollars)

	December 31,	September 30,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$138,907	$144,526
Restricted cash	1,995	17,861
Trade accounts receivable, net	35,408	33,775
Inventories	1,030	942
Deferred income taxes	21,056	21,527
Prepaid expenses	6,946	8,724
Other current assets	5,926	13,011

Total current assets	211,268	240,366
Non-current restricted cash	16,160	9,194
Property and equipment, net	18,000	19,977
Deferred income taxes	26,813	19,019
Intangible assets, net	121,835	111,501
Goodwill	245,369	294,320
Investment	160	660
Other assets	7,484	7,492

Total assets	$647,089	$702,529

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,603	$7,544
Accrued compensation and benefits	16,544	15,969
Accrued expenses and other current liabilities	53,098	87,595
Current portion of long-term debt	2,300	2,300
Income taxes payable	2,724	5,770
Deferred tax liabilities	568	325
Deferred revenue	166,815	164,166

Total current liabilities	255,652	283,669
Long-term debt, less current portion	222,625	221,470
Deferred revenue, less current portion	34,028	32,535
Deferred tax liabilities	25,613	27,387
Other non-current liabilities	31,974	14,954

Total liabilities	569,892	580,015

Redeemable noncontrolling interest	40,040	41,701

Ordinary shares	727	727
Distributions in excess of capital	(122,560)	(116,826)
Treasury shares	(60,858)	(47,261)
Accumulated other comprehensive loss	(12,814)	(15,188)
Retained earnings	232,662	259,361

Total shareholders’ equity	37,157	80,813

Total liabilities and shareholders’ equity	$647,089	$702,529

AVG Technologies N.V.

Unaudited condensed consolidated statements of comprehensive income

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
	(in thousands of U.S. dollars)
Revenue:
Subscription	$68,619	$87,826	$204,134	$257,103
Platform-derived	23,727	20,357	69,767	61,686

Total revenue	92,346	108,183	273,901	318,789

Cost of revenue:
Subscription	(8,388)	(15,882)	(25,433)	(42,752)
Platform-derived	(1,790)	(1,172)	(10,726)	(3,825)

Total cost of revenue	(10,178)	(17,054)	(36,159)	(46,577)

Gross profit	82,168	91,129	237,742	272,212

Operating expenses:
Research and development	(16,173)	(22,073)	(48,443)	(64,839)
Sales and marketing	(22,353)	(30,898)	(67,385)	(93,298)
General and administrative	(20,344)	(22,459)	(53,477)	(64,769)

Total operating expenses	(58,870)	(75,430)	(169,305)	(222,906)

Operating income	23,298	15,699	68,437	49,306
Other expense, net	(1,176)	(4,132)	(1,625)	(11,482)

Income before income taxes and loss from investment in equity affiliate	22,122	11,567	66,812	37,824
Income tax provision	(3,908)	(3,672)	(16,970)	(9,464)

Net income	$18,214	$7,895	$49,842	$28,360

Less: Net income attributable to redeemable noncontrolling interest	—	(39)	—	(24)

Net income attributable to AVG Technologies N.V.	$18,214	$7,856	$49,842	$28,336

Comprehensive income	16,585	7,265	47,697	25,962

Less: Comprehensive income attributable to redeemable noncontrolling interest	—	—	—	—

Comprehensive income attributable to AVG Technologies N.V.	$16,585	$7,265	$47,697	$25,962

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders:
Net income	$18,214	$7,856	$49,842	$28,336
Redeemable noncontrolling interest	—	(555)	—	(1,637)

Net income available to ordinary shareholders - basic	$18,214	$7,301	$49,842	$26,699

Net income available to ordinary shareholders - diluted	$18,214	$7,301	$49,842	$26,699

Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – basic	$0.35	$0.14	$0.95	$0.51
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – diluted	$0.35	$0.14	$0.94	$0.51
Weighted-average shares outstanding – basic	51,802,221	52,296,314	52,448,593	51,946,521
Weighted-average shares outstanding – diluted	52,197,056	53,289,900	52,803,987	52,806,581

AVG Technologies N.V.

Unaudited condensed consolidated statements of cash flows

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
OPERATING ACTIVITIES:
Net income	$18,214	$7,895	$49,842	$28,360
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,861	11,311	22,587	35,972
Share-based compensation	3,746	4,097	9,681	10,925
Deferred income taxes	4,563	4,486	11,572	5,476
Change in the fair value of contingent consideration liabilities	82	793	265	2,218
Amortization of financing costs and loan discount	65	467	191	1,337
Loss (gain) on sale of property and equipment	13	126	(26)	41
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(6,289)	5,275	(10,953)	(11,264)
Net change in deferred revenue	(8,654)	(2,680)	(9,553)	(3,600)

Net cash provided by operating activities	18,601	31,770	73,606	69,465

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(2,164)	(4,363)	(8,076)	(10,306)
Proceeds from sale of property and equipment	30	29	248	204

Cash payments for acquisitions, net of cash acquired and restricted amounts held in escrow	—	—	—	(31,512)
Purchase of investment in equity securities	—	(500)	—	(500)
Decrease (increase) in restricted cash	1,030	83	1,205	(9,255)

Net cash used in investing activities	(1,104)	(4,751)	(6,623)	(51,369)

FINANCING ACTIVITIES:
Payment of contingent consideration	—	—	—	(21,174)
Payment of capitalized lease obligation	—	(135)	—	(403)
Debt issuance costs	—	(92)	—	(388)
Repayments of principal on current credit agreement	—	(575)	(30,000)	(1,725)
Proceeds from exercise of share options	39	1,528	1,896	10,809
Excess tax benefit	—	110	—	339
Repurchases of share rights and options from employees	—	—	(1,460)	—
Repurchase of own shares	(18,912)	—	(35,334)	—

Net cash used in financing activities	(18,873)	836	(64,898)	(12,542)
Effect of exchange rate fluctuations on cash and cash equivalents	268	(517)	(445)	65

Change in cash and cash equivalents	(1,108)	27,338	1,640	5,619
Beginning cash and cash equivalents	45,097	117,188	42,349	138,907
Ending cash and cash equivalents	$43,989	$144,526	$43,989	$144,526

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
Supplemental cash flow disclosures:
Income taxes (paid)/received	$(2,712)	$575	$(8,057)	$(5,793)
Interest paid	$(144)	$(3,423)	$(525)	$(12,866)
Supplemental non-cash flow disclosures:
Deferred purchase consideration paid from escrow	$—	$—	$—	$(355)
Non-cash purchase of property and equipment	$—	$3,223	$—	$3,223

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
Gross profit	$82,168	$91,129	$237,742	$272,212
Add back:
- Share-based compensation	25	49	39	108
- Acquisition amortization(1)	1,757	2,537	7,151	7,398
- Other adjustments(2)	—	37	—	149

Non-GAAP adjusted gross profit	$83,950	$93,752	$244,932	$279,867

Revenue	92,346	108,183	273,901	318,789

Non-GAAP adjusted gross profit margin	91%	87%	89%	88%

Operating expenses	$(58,870)	$(75,430)	$(169,305)	$(222,906)
Less:
- Share-based compensation	3,721	4,048	9,642	10,817
- Acquisition amortization(1)	1,578	5,001	4,790	14,009
- Other adjustments(2)	4,442	2,164	7,756	10,595

Non-GAAP adjusted operating expenses	$(49,129)	$(64,217)	$(147,117)	$(187,485)

Operating income	$23,298	$15,699	$68,437	$49,306
Add back:
- Share-based compensation	3,746	4,097	9,681	10,925
- Acquisition amortization(1)	3,335	7,538	11,941	21,407
- Other adjustments(2)	4,442	2,201	7,756	10,744

Non-GAAP adjusted operating income	$34,821	$29,535	$97,815	$92,382

Revenue	92,346	108,183	273,901	318,789

Non-GAAP adjusted operating income margin	38%	27%	36%	29%

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
Net income	$18,214	$7,895	$49,842	$28,360
Add back:
- Share-based compensation	3,746	4,097	9,681	10,925
- Acquisition amortization(1)	3,335	7,538	11,941	21,407
- Other adjustments(2)	4,442	2,201	7,756	10,744
- Provision (Benefit) for income taxes	3,908	3,672	16,970	9,464

Non-GAAP adjusted profit before taxes	$33,645	$25,403	$96,190	$80,900

Less: Estimated provision for income taxes(3)	(4,206)	(3,176)	(12,024)	(10,113)

Non-GAAP adjusted net income	$29,439	$22,227	$84,166	$70,787

Weighted-average shares outstanding - diluted (in thousands)	52,197	53,290	52,804	52,807
Non-GAAP adjusted net income	29,439	22,227	84,166	70,787

Non-GAAP diluted EPS	$0.56	$0.42	$1.59	$1.34

	December 31, 2014	September 30, 2015
Cash and cash equivalents	$138,907	$144,526
Current portion of long-term debt	(2,300)	(2,300)
Long-term debt, less current portion	(222,625)	(221,470)

Net debt	$(86,018)	$(79,244)

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
Net cash provided by operating activities	$18,601	$31,770	$73,606	$69,465
Less: payments for property and equipment and intangible assets	(2,164)	(4,363)	(8,076)	(10,306)

Free cash flow(6)	$16,437	$27,407	$65,530	$59,159

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
Revenue	$92,346	$108,183	$273,901	$318,789
Free cash flow	16,437	27,407	65,530	59,159

Cash conversion	18%	25%	24%	19%

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Twelve months ended
	September 30,	September 30,
	2014	2015
Total revenue (trailing 12 months)	$375,803	$418,961
Active users at period end (in millions)(4)	188	202
Average active users (in millions)(5)	180	195

Twelve months trailing revenue per average active user	$2.08	$2.15

Share-based compensation
(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
Cost of revenue	$(25)	$(49)	$(39)	$(108)
Research and development	(900)	(798)	(1,696)	(1,952)
Sales and marketing	(808)	(740)	(1,315)	(2,151)
General and administrative	(2,013)	(2,510)	(6,631)	(6,714)

Share-based compensation	$(3,746)	$(4,097)	$(9,681)	$(10,925)

Acquisition amortization
(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
Cost of revenue	$(1,757)	$(2,537)	$(7,151)	$(7,398)
Research and development	(175)	(175)	(525)	(525)
Sales and marketing	(1,403)	(4,804)	(4,265)	(13,416)
General and administrative	—	(22)	—	(68)

Acquisition amortization	$(3,335)	$(7,538)	$(11,941)	$(21,407)

Other adjustments
(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2015	2014	2015
Cost of revenue	$—	$(37)	$—	$(149)
Research and development	6	(85)	(1,264)	(581)
Sales and marketing	(4)	(1,012)	(386)	(5,087)
General and administrative	(4,444)	(1,067)	(6,106)	(4,927)

Other adjustments	$(4,442)	$(2,201)	$(7,756)	$(10,744)

(1)	Includes amortization of acquired intangible assets.

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(2)	Other adjustments between GAAP and non-GAAP measures in the three and nine months ended September 30, 2015 comprised nil and $0.3 million, respectively, in charges associated with litigation settlements, $1.0 million and $5.1 million, respectively, in acquisition related charges, $0.9 million and $2.2 million, respectively, in charges related to the unwinding of discounts and changes in fair value, $1.2 million and $1.9 million, respectively, in charges associated with the rationalization of the Company’s global operations and nil and $2.9 million, respectively, in charges associated with the Company’s reassessment of the useful life of internally developed software, offset against $0.8 million and $1.7 million, respectively, in net reversals of capitalized development charges. Other adjustments between GAAP and non-GAAP measures in the three and nine months ended September 30, 2014 comprised $4.1 million and $5.3 million, respectively, in acquisition related charges, $0.2 million and $0.9 million, respectively, in charges associated with the rationalization of the Company’s global operations and $0.1 and $1.6 million, respectively, in charges associated with a litigation settlement.
(3)	Adjusted for impact of normalized tax rate of 12.5% in the three and nine months ended September 30, 2015 and 2014. The normalized tax rate of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.
(4)	Active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days, (ii) represent a unique mobile device, which has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period.
(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.
(6)	The free cash flow for the three and nine months ended September 30, 2015 includes the payment of $2.8 million and $5.3 million, respectively, relating to the other adjustments referred in note 2 above. The free cash flow for the three and nine months ended September 30, 2014 includes the payment of $1.2 million and $5.3 million, respectively, relating to the other adjustments.